WOLLMUTH MAHER & DEUTSCH LLP
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07021096

SUPPL

February 9, 2007

The Office of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed two (2) copies of the following announcement released to the London Stock Exchange:

	Announcement	Issue Date
1.	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons	February 9, 2007

Please acknowledge your receipt of this information by date stamping the second copy of this transmittal letter and its attached copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

By: George Rudy
George Rudy
Authorized Representative

PROCESSED

FEB 2 0 2007

THOMSON
FINANCIAL

Enclosures

dlw 2/20

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

975 ORDINARY SHARES

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

DE MINIMIS

13. Price per *share* or value of transaction

SALE PRICE £7.0962

14. Date and place of transaction

7 FEBRUARY 2007, LONDON

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

40,357 SHARES

16. Date issuer informed of transaction

9 FEBRUARY 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………………

19. Total amount paid (if any) for grant of the option

………………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………………………………

………………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………………

22. Total number of *shares* or debentures over which options held following notification

………………………………………

23. Any additional information

………………………………………

24. Name of contact and telephone number for queries

………………………………………

Name and signature of duly authorised officer of *issuer* responsible for making notification

ANTHONY CLARKE

Date of notification

9 FEBRUARY 2007

END

END